77D - POLICIES WITH RESPECT TO SECURITY INVESTMENT
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WHEREAS, Series S of SBL Fund and the Social Awareness Series of Security Equity
Fund (the "Funds") each has certain social screens (the "Screens") as part of their investment policies; and

WHEREAS, each Fund's Board of Directors has duly considered the current Screens of the Funds and believes that a clarification of the intent of the Screens is prudent;

NOW, THEREFORE, BE IT RESOLVED, that the Board determines it to be in the best interest of the Funds and their respective shareholders to clarify that the Funds' Screens shall be construed to permit the Funds to invest in any company in the Domini 400 Social Index.

FURTHER RESOLVED, that the officers of the Funds are hereby authorized and directed to take all steps necessary to effect the purpose and intent of this resolution.